CAMBER ENERGY, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

May 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch and Karina Dorin

Re:	Camber Energy, Inc.
Registration Statement on Form S-4
Filed April 21, 2023
File No. 333-271395

To the addresses set forth above:

On behalf of Camber Energy, Inc. (the “Company,” “we”,” “our” and “us”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) of the Company’s Registration Statement on Form S-4 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the original draft of the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 21, 2023. The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter dated May 5, 2023.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 1.

Registration Statement on Form S-4 filed April 21, 2023

Risk Factors

Risks Relating to an Investment in Camber’s Securities

If Camber is unable to maintain compliance with NYSE American continued listing standards..., page 57

1.

Please disclose that you have received a deficiency letter from the NYSE American indicating that you are not in compliance with the NYSE American continued listing standards set forth in Sections 1003(a)(i), (ii) and (iii) of the NYSE American Company Guide, as disclosed in your Form 8-K filed April 18, 2023.

Response: We acknowledge the Staff's comment and have revised the Registration Statement accordingly. Please see page 59 of Amendment No. 1.

Opinion of Mercer Capital Management, Inc., page 145

2.

Please revise the Fundamental Indications of Value for Viking analysis to discuss in greater detail the analysis therein. For example, provide support for the EBITDA calculations and the ultimate conclusions reached in the discounted cash flow analysis. In addition, please identify the 11 micro and small cap companies deemed comparable to Viking, and describe the methodology for identifying such companies and the analysis performed in the guideline public company analysis. To the extent any companies that met the selection criteria were not included in the analysis, please explain why such companies were excluded.

Response: We acknowledge the Staff's comment and have revised the Registration Statement accordingly. Please see pages 151-153 of Amendment No. 1.

3.

Please disclose the income projections for Camber Energy, Inc. for fiscal years 2023-2027, which are referenced at page B-3 as having been prepared by management and utilized by Mercer Capital in preparation of its fairness opinion.

Response: We acknowledge the Staff's comment and have revised the Registration Statement accordingly. Please see pages 167-169 of Amendment No. 1.

General

4.

Please revise your beneficial ownership tables to include separate columns reflecting common stock ownership, preferred stock ownership, and total voting power. Refer to Item 403 of Regulation S-K and Rule 13d-3(d)(i)(D).

Response: We acknowledge the Staff's comment and have revised the Registration Statement accordingly. Please see pages 206-209 of Amendment No. 1.

5.

We note you disclose that Camber stockholders must approve the issuance of such number of shares of common stock “exceeding” 19.99% of Camber’s outstanding common stock issuable upon conversion of the Camber Series A Preferred Stock and Camber Series H Preferred Stock. Please revise your disclosure to clarify that you are asking stockholders to approve the potential issuance of 20% or more of your outstanding shares prior to such issuance rather than the number of shares of common stock exceeding 19.99% of your common stock. In that regard, we note that NYSE American Listing Rule 713(a) requires stockholder approval for certain issuances of 20% or more of a listed company’s outstanding shares.

Response: We acknowledge the Staff's comment and have revised the Registration Statement accordingly. Please see page 86 of Amendment No. 1.

***

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James B. Marshall of Baker Botts L.L.P., at (713) 229-1234.

Very truly yours,

CAMBER ENERGY, INC.

By:	/s/ James A. Doris
James A. Doris
Chief Executive Officer and Director

cc: James B. Marshall, Baker Botts L.L.P.

Lance Brunson, Brunson Chandler & Jones, PLLC